UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) convened at November 26, 2024, at 10:00 A.M., Beijing Time (November 25, 2024, at 9:00 P.M., Eastern Time), at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 45,805,968 votes, representing 81.08% of the votes exercisable, including 5,805,968 Class A ordinary shares, par value $0.0001 per share of the Company, each of which is entitled to one (1) vote per share, and 2,000,000 Class B ordinary shares, par value US$0.0001 per share of the Company, each of which is entitled to twenty (20) votes per share, respectively, as of November 1, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal One – Appointment of Auditor

By an ordinary resolution, to approve, ratify, and confirm the appointment of Audit Alliance LLP as the independent public accounting firm for the fiscal year ending September 30, 2024, and authorization of the board of directors of the Company (the “Board”) and/or the Audit Committee of the Company to fix such independent registered public accounting firm’s annual compensation.

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: RESOLVED as ordinary resolution, that the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024, is hereby approved, ratified and confirmed and the Audit Committee and/or the Board be, and hereby is, authorized to fix the compensation of such independent registered public accounting firm.	45,772,457	33,511	0
Percentage of voted shares:	99.92%	0.07%	0%

2.	Proposal Two – Share Consolidation

By ordinary resolutions,

(i)	to approve the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each , 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of 0.001 each, (ii) 800,000 Class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the “Share Consolidation”);

(ii)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and

(iii)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation.

Resolution(s)	For	Against	Withheld/Abstain
Proposal Two: RESOLVED as ordinary resolutions, that

(i) the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each, 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of US$0.001 each, (ii) 800,000 Class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the “Share Consolidation”);

(ii) the transfer agent and share registrar of the Company be and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and

(iii) the registered office provider of the Company be and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation.
	45,732,351	73,360	257
Percentage of voted shares:	94.68%	5.32%	0%

3.	Proposal Three – Adoption of New Memorandum and Articles

Subject to and conditional upon the passing of Proposals Two above, by special resolutions,

(i)	to adopt the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to the Proxy Statement as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Share Consolidation,

(ii)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Third Amended and Restated Memorandum and Articles of Association; and

(iii)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Resolution(s)	For	Against	Withheld/Abstain
Proposal Three: RESOLVED as special resolutions, subject to and conditional upon the passing of Proposal Two, that

(i) the third amended and restated memorandum and articles of association of the Company is hereby adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the Company’s existing second amended and restated memorandum and articles of association in its entirety with immediate effect to reflect the Share Consolidation,

(ii) the registered office provider of the Company be and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the third amended and restated memorandum and articles of association of the Company and,

(iii) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the Board be and is hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.
	45,766,908	35,654	3,406
Percentage of voted shares:	99.92%	0.07%	0%

On November 27, 2024, the Company issued a press release entitled “Ostin Technology Group Announces Results of Extraordinary General Meeting.” A copy of the please release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: November 27, 2024